Exhibit (d)(36)(i)

AMENDMENT NO. 1

TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement (“Amendment No. 1”), dated as of December 1, 2005, between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or the “Manager”) and UBS Global Asset Management (Americas) Inc., a Delaware corporation (the “Adviser”).

AXA Equitable and the Adviser agree to modify the Investment Advisory Agreement, dated as of July 9, 2004 as follows:

1. Existing Portfolio. AXA Equitable hereby reaffirms its appointment of the Adviser as the investment adviser for the EQ/UBS Growth and Income Portfolio (formerly, EQ/Enterprise Growth and Income Portfolio) on the terms and conditions set forth in the Agreement.

2. Appendix A. Appendix A to the Agreement, setting forth the Portfolio(s) of the Trust for which the Adviser is appointed as the investment adviser and the fees payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

3. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first above set forth.

AXA EQUITABLE LIFE INSURANCE COMPANY		UBS GLOBAL ASSET MANAGEMENT (AMERICAS) INC.

By:	/s/ Steven M. Joenk	By:	/s/ Mark F. Kemper	/s/ Michael J. Calhoun
Name:	Steven M. Joenk	Name:	Mark F. Kemper	Michael J. Calhoun
Title:	Senior Vice President	Title:	Executive Director & Secretary	Assistant Secretary

APPENDIX A

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

Portfolios	Advisory Fee
EQ/UBS Growth and Income Portfolio	0.30% of the Portfolio’s average daily net assets up to and including $100 million; 0.25% of the Portfolio’s average daily net assets over $100 million and up to and including $200 million; and 0.20% of the Portfolio’s average daily net assets in excess of $1 billion.

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